Pursuant to 17 CFR 240.24b-2, confidential information has been omitted in places marked "* * *" and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

May 15, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    PDL BioPharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-19756

Dear Mr. Rosenberg:

This letter responds to the additional comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated May 1, 2014 (the “Comment Letter”), regarding PDL BioPharma, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on March 3, 2014. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered sections below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type.

We have specifically addressed your comments below. It should be noted that the facts underlying the Depomed transaction do not fit squarely in any particular accounting standard. In a sense, the transaction has aspects of a financial asset and aspects of an intangible asset. Although it does not fit neatly in one or the other, we believe the Company’s accounting is the most appropriate under the particular facts and circumstances. Due to the hybrid nature of this transaction it has become apparent that portions of the Codification apply, while other portions of the same Codification do not. In certain circumstances this transaction would immediately be scoped out of a specific Standard for reasons that where technically applicable but due to the nature of this transaction it is believed that the scope limitation may not apply. In other Standards, this transaction was within the scope but it was apparent that the related body of the Standard was written to address issues that are dissimilar from those of this transaction.

As such, of the FASB Accounting Standard Codification considered, we were required to evaluate which standard best applied, both from the perspective of which Standard best fits the transaction and which best captures the intended economics of the transaction such that the result would provide the most transparent and reliable accounting to the users of our financial statements. To that end, we acknowledge that our original conclusion and accounting has created the need for further clarification by the Staff. In the absence of clear guidance on such unique facts, we believe we selected the most appropriate accounting treatment. We request that when reviewing the following responses, the Staff consider the aforementioned issues the Company navigated and ultimately our reasoning for the related conclusions and accounting.

10. Intangible Assets
Depomed Royalty Purchase and Sales Agreement, page 72

1.	Regarding your response to the first bullet of prior comment two, please address the following:

•	As previously requested, tell us why the royalty purchase and sale agreement with Depomed, which includes a right to receive cash, does not meet the definition of a financial asset in ASC 860-10-20.

Financial Asset Analysis
Per ASC 860-10-20, Financial Assets are defined as cash, evidence of an ownership in an entity, or a contract that conveys to one entity a right to do either of the following:

a.	Receive cash or another financial instrument from a second entity

b.	Exchange other financial instruments on potentially favorable terms with the second entity.

A financial asset exists if and when two or more parties agree to payment terms and those payment terms are reduced to a contract. To be a financial asset, an asset must arise from a contractual agreement between two or more parties, not by an imposition of an obligation by one party on another.

Further, Contractual Rights as defined must meet the definition of Asset set forth in Concepts Statement 6.

Based on our further research of the authoritative literature above, the asset may qualify as a financial asset as defined above as PDL received the right to receive cash from a second entity and the payment terms are part of a contract between two or more parties. However, the two parties who agreed on payment terms are Depomed and each of its licensees. PDL purchased from Depomed preexisting payment rights that are part of contracts between Depomed and each of its licensees. PDL and Depomed did not agree on payment terms; it simply purchased payment rights owned by Depomed. This is demonstrated by the lack of recourse in the event that the royalty payments do not perform to PDL’s expectations. PDL may not seek repayment from Depomed or its subsidiary if the underlying product sales are lower than forecasted or non-existent. Further, while the two parties have “agreed to payment terms”, those terms are contingent on future events and represent pass-through terms. We believe there are unique circumstances which indicate the recognition of this asset as an intangible asset to be the most appropriate.

Per the ASC Master Glossary, Intangible Assets are defined as assets (not including financial assets) that lack physical substance. We believe the purchase of the royalty streams, while having the expectation to receive cash, may also be defined as an intangible asset. In the Depomed transaction we acquired certain specified royalty payment rights (defined as “Subject Assets” in the agreement) and, “Assigned Rights” underlying the license agreements. These “Assigned Rights” are defined as follows:

“Assigned Rights” means, collectively, the rights of Depomed under or in respect of each of the License Agreements to the extent applicable with respect to, and solely to the extent that any required consent to assignment of such right has been obtained, (a) any right to receive royalty or audit reports, summaries or other information from a Licensee; (b) any right to audit, inspect or otherwise review any of the records of a Licensee or the right to receive any related audit reports; (c) any right to enforce the DM Portfolio Intellectual Property Rights against a breaching Licensee; (d) any right to make indemnification claims and receive indemnity and reimbursements in respect of infringement of DM Portfolio Intellectual Property Rights of Depomed; (e) any right to disapprove or consent to an assignment or transfer (by operation of law or otherwise) pursuant to a License Agreement; and (f) any right to bring any action, demand, proceeding or claim, in law or in equity, with respect to the enforcement of any rights under or relating to a License Agreement to receive Royalty Payments or any of the foregoing Assigned Rights.[emphasis added]

The transaction with Depomed and its subsidiary was an acquisition of more than just the right to receive cash. We also acquired rights to control the intellectual property (“IP”) underlying the license agreements. Specifically, we acquired rights under all of the license agreements to enforce the IP and the right to disapprove or consent to an assignment of the license agreements.

The Company’s ability to control the potential assignment and/or transfer of the related license and the ability to enforce Depomed’s IP against a breaching licensee indicates an intangible-like ownership in the technology. The intent of acquiring these IP rights was to exercise control of the underlying IP without transferring the IP. We structured the transaction in this manner because the nature of the IP developed by Depomed and licensed to other companies is a platform technology applicable to multiple small molecule drugs in various therapeutic areas and would be disruptive to Depomed’s business to transfer in its entirety. If the IP was separable by disease indication we would have acquired the entirety of the IP rights rather than specific IP rights to give us control of the IP. Acquisition of the entire IP rights would more clearly meet the definition of an intangible asset.

Caption Change
We believe the most appropriate designation for this asset is as an intangible asset (captioned as “Rights to Royalty Interests”). Given the potential classification of the asset, as a financial asset, we revisited the accounting literature with respect to our income statement accounting. We were unable to identity authoritative guidance that holistically applies to an entity that is the purchaser of future revenues tied to non-securitized royalty revenues of the issuer (expect possibly in mining companies). We were also unable to identify whether or not it is determined that our asset purchase is more appropriately classified as a financial asset rather than intangible asset. We recommend a caption change on our balance sheet from “intangible assets” to a specific asset, which we would call, “Rights to Royalty Interests”.

Our recommendation is further based upon Statement of Financial Accounting Concepts No. 5-20 which states:

“Classification in financial statements facilitates analysis by grouping items with essentially similar characteristics and separating items with essentially different characteristics. Analysis aimed at objectives such as predicting amounts, timing, and uncertainty of future cash flows requires financial information segregated into reasonably homogeneous groups. For example, components of financial statements that consist of items that have similar characteristics in one or more respects, such as continuity or recurrence, stability, risk, and reliability, are likely to have more predictive value than if their characteristics are dissimilar.”

Given the unique nature of our business model and the high likelihood that we would continue to acquire similar royalty streams, we believe our suggested caption change is the best presentation to our stockholders for this asset.

Debt Security Analysis
We reviewed ASC 320-10-15-5b with the objective of determining whether the assets acquired meet the definition of a debt security. We determined that it did not. There is no securitization of the investment, and per the Glossary definition there is no creditor relationship. PDL has no recourse in the event the underlying assets cease to generate expected future cash flows, nor are there implicitly or explicitly stated or guaranteed rates of return (interest), as are expected from a debt security.

Note Receivable Analysis
We reviewed ASC 310-10-15-2a. to f. with the objective of determining whether the asset should be classified as a note or other receivable. We determined that the asset does not meet any of the criteria listed, including a financing receivable. Under the financing receivable definition we must have the contractual right to receive money on demand or on fixed and determinable dates. As previously described under the asset and purchase agreement, PDL has no right to receive money on demand as there are no circumstances in which PDL would be allowed to demand cash from Depomed or its subsidiary should the royalty payments not be as expected. Further, PDL has no rights to receive money on any fixed and determinable date.

Derivative Analysis
We also reviewed 815-10-15-59 through 15-60, with the objective of determining if the transaction represented a derivative. Per ASC 815-10-15-59d contracts that are not traded on an exchange are not subject to the requirements of derivative accounting. Specifically, contracts with an underlying or settlement based on specified volumes of sales or service revenues by one of the parties to the contract are not subject to derivative accounting. The scope exception applies to contracts with settlements based on the volume of items sold, like royalty agreements (ASC 815-10-15-59d).

Units-of-Revenue Method
“Sales of Future Revenues” best describes the transaction between Depomed and the Company and is therefore the most appropriate guidance to apply to the transaction. Per ASC 470-10-25-1, a “Sale of Future Revenues” is when an entity (Depomed) receives cash from an investor (PDL) and agrees to pay to the investor for a defined period a specified percentage or amount of the revenue or of a measure of income (for example, gross margin, operating income, or pretax income) of a particular product line, business segment, trademark, patent, or contractual right.

The most relevant section of the applicable accounting guidance instructs how the seller of this transaction would account for the sale of future revenue. Per ASC 470-10-35 “Sales of Future Revenues”, amounts related to income should be amortized under the units-of-revenue method. Under the units-of-revenue method, amortization for a period would be calculated by computing a ratio of the proceeds received to the total payments expected to be made over the term of the agreement.

ASC 470-10-35 most appropriately measures the asset based on the Company’s future anticipated realization of the assets. ASC 470-10-35 will provide the most transparent and reliable method to measure this asset from our stockholders’ perspective. Due to the lack of specific authoritative guidance for an entity that is the purchaser of a “Sale of Future Revenues”, the Company has applied the guidance given for a seller by analogy to the Company and is amortizing the asset(s) using the units-of-revenue method as prescribed by ASC 470-10-35 and will assess each underlying agreement for impairment at each reporting date. The Company mirrored the guidance to a selling entity that will measure the liability for the transaction as deferred income and amortize over the “units-of-revenue” method.

•
Provide us additional analysis regarding the relevance of your statement that the transaction was a “sale of future revenues,” which is not considered recognized financial assets, to help us understand your conclusion that you acquired intangible assets and not financial assets. If you believe, for example, that ASC 860-10-15-4.b which indicates that ASC 860 does not apply to transfers of unrecognized financial assets [emphasis added] scopes out the royalty purchase and sale agreement from ASC 860, explain how this supports your conclusion that you acquired intangible assets.

In addition to our explanation above and per confirming research performed, we have reaffirmed our initial determination that ASC 860 is not applicable because this transaction represents a contingent receivable. Per ASC 860-10-15-4.b, a scope exception exists if the transaction represents a transfer of an “unrecognized financial asset.” This transaction represents a “Sale of Future Revenues” and as such the transaction represents a transfer of an unrecognized financial asset.

As described above, we acknowledge that we have purchased the “Right to Receive Cash”. However, it is assumed in a straight forward purchase of IP one would expect the right to receive cash from the future royalty stream. We do not believe the expected cash flow changes the fact that the royalty rights are intangible assets. While our contingent “right” may be determined to be a financial asset and it may merit a caption change as indicated above from “Intangible Asset” to our suggested “Rights to Royalty Interests” on our Balance Sheet, we do not believe that the presentation on our Condensed Consolidated Statement of Income should change from our current presentation. We believe the “Sale of Future Revenues”, as described in ASC 470-10-35, is applicable, specifically the application of the units-of-revenue method. Under the units-of-revenue method, amortization for a period would be calculated by computing a ratio of the proceeds received to the total payments expected to be made over the term of the agreement. We acknowledge ASC 470-10-35 is primarily relevant to the seller. However, of the various codification standards considered, the guidance found in ASC 470 is the most applicable to the Company. As such, the Company applied analogous treatment per the guidance found in ASC 470.

•	You indicate the Depomed will not participate in the marketing, promotion or direct generation of the asset’s cash flows in your analysis of the criteria under ASC 470-10-25-2.

Tell us the nature and extent of any continuing involvement by Depomed in the generation of the cash flows due you. In this regard, specifically address any research and development activities to be performed by or on behalf of Depomed as well as any financial involvement by Depomed.

We can confirm that Depomed has no ongoing activities or obligations with respect to the research and development activities of the respective products in the license agreements and has no financial involvement in any of the research and development activities being pursued by the licensees of their patents.

Our understanding, based on our due diligence during the transaction, is that Depomed only provides very minor purchase order support for one dosage form (1000 mg) of one product (Glumetza). Depomed does not provide the same support for the 500 mg dosage form of Glumetza, nor does it have any obligations on the other products in the license agreements. If for whatever reason Depomed was unable perform its minor obligations under the 1000 mg dosage form product, we believe a product would still exist in the 500 mg form and we would continue to receive royalties as doctors would prescribe two pills per dose (500 mg strength x 2) instead of the one dose of one 1000mg pill. Depomed has no obligations with respect to the development milestones on products being developed by licensees, and for which we may receive payments.

Except for the purchase order support, Depomed’s continuing responsibilities under the Royalty Purchase and Sale Agreement are:

a)
to perform and comply in all material respects with its duties and obligations under each of the license agreements and shall not, without the prior written consent of the Company, terminate any of the license agreements,

b)	to maintain and take action to diligently preserve certain patents in each of the license agreements, with the Company bearing responsibility for the costs associated with these actions, and

c)	to use commercially reasonable efforts to negotiate a replacement license agreement in the event certain licensees terminate the respective license agreement early.

* * *

•	Tell us how the analysis you provided under ASC 470-10-25-2 resulted in you concluding that you acquired intangible assets.

In the initial analysis we provided under ASC 470-10-25-2, we focused on the fact that none of the factors listed in ASC 470-10-25-2 a. through f. were applicable in determining whether or not the transaction proceeds are classified as debt or deferred income by the entity that received the cash. By inference, if any of the factors were determined to be debt, we would have considered classification as a note receivable on our balance sheet. Under this assumption, we determined that since it was not debt (or in our case, a note receivable) it must be an intangible asset. As noted above this conclusion was based primarily on the related rights transferred to the Company, but it was also supported by the fact that no other authoritative literature was obviously applicable.

We have reconsidered the balance sheet classification as outlined above and have determined that this “hybrid” asset should be captioned as, “Rights to Royalty Interests,” which more appropriately and more accurately defines the asset.

•	Provide us additional analysis with reference to authoritative literature to support your conclusion that you acquired intangible assets because PDL has no ownership interest in Depomed or in the SPV.

Upon further review of our initial response to you, we do not believe that our lack of ownership in Depomed or the SPV directly indicates the acquisition of an intangible asset. Our position is that we acquired intangible assets, with a proposed balance sheet caption change from “Intangible Asset” to “Rights to Royalty Interests” as detailed in the first response above is based on the assigned rights acquired under the license agreements for which we receive royalties. These assigned rights point to our acquisition of more than just the right to receive cash, which we believe represent the purchase of an intangible asset.

2.
Please refer to your response to the second bullet of prior comment two. Tell us how the $76.8 million allocated to drugs that have not yet reached commercialization stage and that appear to be dependent on development efforts for which you have no control meet the definition of an asset. In your response provide us information about the nature and extent of the development efforts and regulatory approval required.

The $76.8 million value allocated to the three drugs that are not yet commercialized include potential future development milestones and royalty payments based upon estimated sales of 1) a fixed-dose combination of Invokana® (canagliflozin) and extended-release metformin from Janssen Pharmaceutica and 2) fixed dose combinations of two drugs (undisclosed products) and extended-release metformin from Boehringer Ingelheim International.

Just because the drug is yet to be commercialized does not change its status. For example rights to an invention could be recognized as an asset even if that invention has yet to be commercialized. Similar to the two approved products for which we already receive royalty revenues, we have acquired the milestone, royalty payment and other intangible rights to these three products described above. We have assigned value to each of the unapproved products based upon expected cash flows of the royalty and milestone payments, discounted for the time value and probability of technical and regulatory success using discount factors commonly used in the pharmaceutical industry related to small molecule drug development. The unapproved products are currently in various stages of human testing and will ultimately need to be approved by the appropriate regulatory governing bodies (in the case of the U.S., the Food and Drug Administration). The risk that is associated with the approval of these three particular unapproved products is much lower than compared to the risk of developing entirely new drug compounds because of the nature of the products under development; the three licensees are combining their approved and marketed products with Depomed’s approved extended release technology, all into one pill. Therefore, we believe that these products have a very high likelihood of completing development and being approved as was the case for the first two products that utilized Depomed’s extended release technology. We expect to receive developmental milestone payments and, once commercialized, we expect to receive royalty payments.

Please contact me at (775) 832-8505 if you have any questions.

Sincerely,

/s/ Peter S. Garcia_____

Peter S. Garcia
Chief Financial Officer

cc:	John P. McLaughlin, Chief Executive Officer
Danny Hart, Deputy General Counsel
Karen Bertero, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP